Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces Strong Annual Net Earnings for 2017,

and Releases Results for the Fourth Quarter of 2017

Kingsey Falls, Quebec, March 1, 2018 - Cascades Inc. (TSX: CAS) reports its unaudited financial results for the three-month period and the fiscal year ended December 31, 2017.

Q4 2017 Highlights

•	Sales of $1,082 million (compared to $1,103 million in Q3 2017 (-2%) and $979 million in Q4 2016 (+11%))
•	As reported (including specific items)
◦	Operating income of $45 million (compared to $51 million in Q3 2017 (-12%) and $33 million in Q4 2016 (+36%))
◦	OIBD[1] of $104 million (compared to $104 million in Q3 2017 and $83 million in Q4 2016 (+25%))
◦	Net earnings per common share of $0.60 (compared to net earnings of $0.35 in Q3 2017 and net earnings of $0.04 in Q4 2016)
•	Adjusted[2] (excluding specific items)
◦	Operating income of $46 million (compared to $53 million in Q3 2017 (-13%) and $32 million in Q4 2016 (+44%))
◦	OIBD of $105 million (compared to $106 million in Q3 2017 (-1%) and $82 million in Q4 2016 (+28%))
◦	Net earnings per common share of $0.14 (compared to net earnings of $0.20 in Q3 2017 and net earnings of $0.16 in Q4 2016)
•	US 2017 tax reform reduces future tax liabilities by $57 million

2017 Annual Highlights

•	Sales of $4,321 million (compared to $4,001 million in 2016 (+11%))
•	As reported (including specific items)
◦	Operating income of $175 million (compared to $221 million in 2016 (-21%))
◦	OIBD of $390 million (compared to $413 million in 2016 (-6%))
◦	Net earnings per common share of $5.35 (compared to net earnings of $1.42 in 2016)
•	Adjusted[2] (excluding specific items)
◦	Operating income of $178 million (compared to $211 million in 2016 (-16%))
◦	OIBD of $393 million (compared to $403 million in 2016 (-2%))
◦	Net earnings per common share of $0.72 (compared to net earnings of $1.21 in 2016)
•	Net debt of $1,522 million as at December 31, 2017 (compared to $1,532 million as at December 31, 2016) and net debt to adjusted OIBD ratio[3] of 3.6x, down from 3.8x at year-end 2016.

1 OIBD = Operating income before depreciation and amortization.

2 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

3 Pro-forma basis to include 2017 business combinations on a LTM basis.

Mr. Mario Plourde, President and Chief Executive Officer, commented: “Our fourth quarter results reflect year-over-year improvements in shipments, sales, and operating income on a consolidated basis. This was driven by solid performances from our containerboard division and European subsidiary Reno de Medici, where more favourable pricing and mix outweighed the impact of higher average raw material costs. In the case of containerboard, results also benefited from the consolidation of the Greenpac Mill results beginning in the second quarter of 2017. The specialty products segment delivered results that were below prior year levels due to a lower contribution from recovery and recycling activities. Our tissue division continued to face challenging market conditions in the fourth quarter, which resulted in production downtime to manage inventory. These factors, combined with a less favourable sales price and product mix, higher raw material prices and costs related to the ramp up of the new Oregon converting facility, impacted sales and profitability levels in this segment.

Sequentially, consolidated fourth quarter results reflected a less pronounced seasonal contraction than in prior years. This was primarily driven by results in our containerboard division, which generated increases in sales and operating income compared to the previous quarter, reflecting lower raw material prices and healthy demand. European boxboard operations also performed well, highlighting stronger business conditions, while results in our specialty products division remained relatively stable. Finally, our tissue segment performance was negatively impacted by lower volumes related to both seasonal demand variations and difficult market conditions, and a less favourable sales price and product mix.

We continued to make progress on strategic initiatives in 2017. At the corporate level, our internal business process transformation and ERP system initiatives progressed well, with implementations now largely completed. In the containerboard group, we finalized the sale of the Maspeth, NY, converting facility in January 2018 for US$72 million, increased our ownership position in the Greenpac Mill to 66.1%, began the construction of a new state-of-the-art containerboard converting facility in New Jersey, and strengthened our position in Canada with the acquisition of three converting plants and purchase of an interest in Tencorr Holdings Corporation. The European boxboard segment also acquired the Italian boxboard processing company Pac Service S.p.A, by purchasing the 66.67% of shares that it did not already own. Finally, we continued to deliver on our commitment to lower our debt. To this end, our leverage ratio1 stood at 3.6x as of the end of 2017, down from 3.8x in 2016, and we successfully redeemed US$200 million of our US-denominated debt, which reduces our interest expense and exposure to currency fluctuations."

1 Pro-forma basis to include 2017 business combinations on a LTM basis.

Financial Summary

Selected consolidated information

(in millions of Canadian dollars, except amounts per common share) (unaudited)	2017	2016	Q4 2017	Q3 2017	Q4 2016

Sales	4,321	4,001	1,082	1,103	979
As Reported
Operating income before depreciation and amortization (OIBD)[1]	390	413	104	104	83
Operating income	175	221	45	51	33
Net earnings	507	135	57	33	4
per common share	$5.35	$1.42	$0.60	$0.35	$0.04
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	393	403	105	106	82
Operating income	178	211	46	53	32
Net earnings	68	114	13	19	15
per common share	$0.72	$1.21	$0.14	$0.20	$0.16
Margin (OIBD)	9.1%	10.1%	9.7%	9.6%	8.4%
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Segmented Operating Income (loss) as reported

(in millions of Canadian dollars) (unaudited)	2017	2016	Q4 2017	Q3 2017	Q4 2016

Packaging Products
Containerboard	164	158	51	50	28
Boxboard Europe	34	19	11	5	3
Specialty Products	46	51	9	10	14

Tissue Papers	28	75	(6)	9	12

Corporate Activities	(97)	(82)	(20)	(23)	(24)
Operating income as reported	175	221	45	51	33

Segmented adjusted OIBD1

(in millions of Canadian dollars) (unaudited)	2017	2016	Q4 2017	Q3 2017	Q4 2016

Packaging Products
Containerboard	247	216	74	72	43
Boxboard Europe	68	53	19	14	11
Specialty Products	67	65	14	15	17

Tissue Papers	94	150	12	24	30

Corporate Activities	(83)	(81)	(14)	(19)	(19)
Adjusted OIBD	393	403	105	106	82
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Analysis of results for the three-month period ended December 31, 2017 (compared to the same period last year)

Sales of $1,082 million increased by $103 million or 11% compared to the same period last year. This was driven by the consolidation of results from the Greenpac Mill beginning in the second quarter, improvements realized in pricing and sales mix in all of the Corporation's business segments with the exception of tissue, and improved volumes in the European boxboard and tissue segments. These benefits were partially offset by a less favourable sales and pricing mix in the tissue segment, and less advantageous foreign exchange rates.

Fourth quarter operating income stood at $45 million, a notable improvement from the $33 million generated last year. This increase is largely attributable to the consolidation of Greenpac and a more favourable pricing and sales mix in the containerboard segment. Partially offsetting these benefits were higher raw material costs in all business segments, and higher amortization and depreciation expense as a result of business combinations. On an adjusted basis, fourth quarter operating income stood at $46 million, versus $32 million in the prior year.

The main specific items, before income taxes, that impacted our fourth quarter 2017 operating income and/or net earnings were:

•	$2 million reversal of impairment (operating income and net earnings).

•	$1 million restructuring costs associated with the closure of a sales unit (operating income and net earnings).

•	$2 million unrealized loss on financial instruments (operating income and net earnings).

•	$4 million foreign exchange loss on long-term debt and financial instruments (net earnings).

•	$14 million loss related to the early repurchase of long-term debt (net earnings).

•	$59 million income tax gain resulting mainly from the U.S. tax reform announced at the end of 2017 (net earnings).

The Corporation generated net earnings of $57 million, or $0.60 per common share in the fourth quarter of 2017, versus net earnings of $4 million, or $0.04 per common share in the comparable period of 2016. On an adjusted basis, the Corporation generated net earnings of $13 million, or $0.14 per common share, during the last three months of 2017. This compares to net earnings of $15 million or $0.16 per common share in the same period of 2016. Please see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of the amounts detailed above.

Near-Term and Strategic Outlook

Discussing the outlook for Cascades, Mr. Plourde commented: “We expect several external factors to support results in the near term. The first of these is the combined beneficial impact on our operational performance of the current lower average price for OCC, which accounts for a large portion of the raw materials we use across our operations, and the price increases in linerboard, medium and corrugated products announced for March 5, 2018 in our containerboard segment. The second is the recent corporate tax reform in the US, which will reduce our US corporate tax rate to approximately 25% for 2018, from 38% previously. In addition, underlying industry fundamentals remain positive for both the containerboard business in North America and boxboard operations in Europe. Our tissue division, however, continues to face difficult market conditions, new industry capacity additions, and a slower than anticipated ramp-up of the new Oregon converting facility. On this last point, we are pleased to report that our increased sales and marketing efforts on the West Coast are making inroads in this new end market, and we are confident that this facility will evolve into a solid contributor to our tissue division performance.

As we move forward, we will continue to focus on optimizing our new business platform, and harvesting the gains in productivity, efficiency and cost savings generated through our more customer-centric and efficient processes. On a broader scale, we will continue to advance our strategic plan to position Cascades for the long-term. To this end, in the coming year we intend to invest $250 to $300 million, which will include strategic projects focused on increasing integration, improving operational performance through investments in modern equipment, and optimizing our geographic footprint. Furthermore, we are planning additional investments in tissue over the next several years that will modernize the retail and away-from-home business platforms, and equip this segment with an asset base that is competitively positioned for long-term growth. Each and every investment decision will be made with the goal of delivering quality, innovative and competitive products to our customers within a framework focused on optimal capital allocation, long-term market leadership and return while remaining fully committed to our objective of reducing leverage."

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per common share to be paid on March 28, 2018, to shareholders of record at the close of business on March 14, 2018. This dividend is an “eligible dividend” as per the Income Tax Act (R.C.S. (1985), Canada). Cascades did not purchase any common shares for cancellation during the fourth quarter of 2017.

2017 Fourth Quarter and Annual Financial Results Conference Call Details

Management will discuss the 2017 fourth quarter and annual financial results during a conference call today at 9:00 a.m. EST. The call can be accessed by dialing 1-888-231-8191 (international dial-in 1-647-427-7450). The conference call, including the investor presentation, will be broadcast live on the Cascades website (www.cascades.com) under the "Investors" section. A replay of the call will be available on the Cascades website and may also be accessed by phone until April 1, 2018 by dialing 1-855-859-2056, access code 1999496.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs 11,000 employees, who work in more than 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS. Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	89	62
Accounts receivable	563	524
Current income tax assets	18	12
Inventories	523	460
Current portion of financial assets	9	3
Assets held for sale	13	—
	1,215	1,061
Long-term assets
Investments in associates and joint ventures	78	335
Property, plant and equipment	2,104	1,635
Intangible assets with finite useful life	212	171
Financial assets	22	10
Other assets	74	72
Deferred income tax assets	149	179
Goodwill and other intangible assets with indefinite useful life	528	350
	4,382	3,813
Liabilities and Equity
Current liabilities
Bank loans and advances	35	28
Trade and other payables	638	661
Current income tax liabilities	6	1
Current portion of long-term debt	59	36
Current portion of provisions for contingencies and charges	7	9
Current portion of financial liabilities and other liabilities	101	27
	846	762
Long-term liabilities
Long-term debt	1,517	1,530
Provisions for contingencies and charges	36	34
Financial liabilities	18	16
Other liabilities	178	178
Deferred income tax liabilities	186	219
	2,781	2,739
Equity attributable to Shareholders
Capital stock	492	487
Contributed surplus	16	16
Retained earnings	982	512
Accumulated other comprehensive loss	(35)	(31)
	1,455	984
Non-controlling interests	146	90
Total equity	1,601	1,074
	4,382	3,813

CONSOLIDATED STATEMENTS OF EARNINGS

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars, except per common share amounts and number of common shares) (unaudited)	2017	2016	2017	2016
Sales	1,082	979	4,321	4,001
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $215 million ($59 million in the fourth quarter); 2016 — $192 million ($50 million in the fourth quarter))	933	841	3,708	3,380
Selling and administrative expenses	110	106	440	402
Gain on acquisitions, disposals and others	—	—	(8)	(4)
Impairment charges (reversals) and restructuring costs	(1)	(2)	17	12
Foreign exchange gain	(7)	(4)	(5)	(4)
Loss (gain) on derivative financial instruments	2	5	(6)	(6)
	1,037	946	4,146	3,780
Operating income	45	33	175	221
Financing expense	22	21	92	88
Interest expense on employee future benefits	2	1	5	5
Loss on repurchase of long-term debt	14	—	14	—
Foreign exchange loss (gain) on long-term debt and financial instruments	4	13	(23)	(22)
Fair value revaluation gain on investments	—	—	(315)	—
Share of results of associates and joint ventures	(3)	(7)	(39)	(32)
Earnings before income taxes	6	5	441	182
Provision for (recovery of) income taxes	(57)	2	(81)	45
Net earnings including non-controlling interests for the period	63	3	522	137
Net earnings (loss) attributable to non-controlling interests	6	(1)	15	2
Net earnings attributable to Shareholders for the period	57	4	507	135
Net earnings per common share
Basic	$0.60	$0.04	$5.35	$1.42
Diluted	$0.58	$0.04	$5.19	$1.39
Weighted average basic number of common shares outstanding	94,744,841	94,487,211	94,680,598	94,709,048
Weighted average number of diluted common shares	97,569,209	97,058,154	97,598,900	96,933,338

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Net earnings including non-controlling interests for the period	63	3	522	137
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	13	4	(43)	(33)
Change in foreign currency translation related to net investment hedging activities	(12)	(13)	33	21
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	—	1	—
Change in fair value of commodity derivative financial instruments	2	4	1	10
Available-for-sale financial assets	(1)	1	(1)	(2)
Share of other comprehensive income of associates	—	9	21	—
Provision for (recovery of) income taxes	2	(3)	(13)	(6)
	4	2	(1)	(10)
Items that are reclassified to retained earnings
Actuarial gain (loss) on employee future benefits	(16)	42	(13)	11
Provision for (recovery of) income taxes	4	(11)	3	(3)
	(12)	31	(10)	8
Other comprehensive income (loss)	(8)	33	(11)	(2)
Comprehensive income including non-controlling interests for the period	55	36	511	135
Comprehensive income (loss) attributable to non-controlling interests for the period	9	(4)	18	(4)
Comprehensive income attributable to Shareholders for the period	46	40	493	139

CONSOLIDATED STATEMENTS OF EQUITY

	For the year ended December 31, 2017
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	487	16	512	(31)	984	90	1,074
Comprehensive income (loss)
Net earnings	—	—	507	—	507	15	522
Other comprehensive income (loss)	—	—	(10)	(4)	(14)	3	(11)
	—	—	497	(4)	493	18	511
Business combination	—	—	—	—	—	57	57
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options expense	—	1	—	—	1	—	1
Issuance of common share upon exercise of stock options	5	(1)	—	—	4	—	4
Partial disposal of a subsidiary to non-controlling interests	—	—	(1)	—	(1)	1	—
Acquisition of non-controlling interests	—	—	(11)	—	(11)	(15)	(26)
Dividends paid to non-controlling interests	—	—	—	—	—	(5)	(5)
Balance - End of period	492	16	982	(35)	1,455	146	1,601

	For the year ended December 31, 2016
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings	—	—	135	—	135	2	137
Other comprehensive income (loss)	—	—	8	(4)	4	(6)	(2)
	—	—	143	(4)	139	(4)	135
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options expense	—	1	—	—	1	—	1
Issuance of common share upon exercise of stock options	2	(1)	—	—	1		1
Redemption of common shares	(5)	(1)	(3)	—	(9)	—	(9)
Dividends paid to non-controlling interests and acquisition of non-controlling interests	—	—	—	—	—	(2)	(2)
Balance - End of period	487	16	512	(31)	984	90	1,074

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Operating activities
Net earnings attributable to Shareholders for the period	57	4	507	135
Adjustments for:
Financing expense and interest expense on employee future benefits	24	22	97	93
Loss on repurchase of long-term debt	14	—	14	—
Depreciation and amortization	59	50	215	192
Gain on acquisitions, disposals and others	—	1	(8)	(4)
Impairment charges (reversals) and restructuring costs (gains)	(2)	(2)	11	4
Unrealized loss (gain) on derivative financial instruments	2	1	(8)	(18)
Foreign exchange loss (gain) on long-term debt and financial instruments	4	13	(23)	(22)
Provision for (recovery of) income taxes	(57)	2	(81)	45
Fair value revaluation gain on investments	—	—	(315)	—
Share of results of associates and joint ventures	(3)	(7)	(39)	(32)
Net earnings (loss) attributable to non-controlling interests	6	(1)	15	2
Net financing expense paid	(11)	(4)	(99)	(89)
Premium paid on long-term debt repurchase	(11)	—	(11)	—
Net income taxes received (paid)	(4)	—	(10)	10
Dividends received	4	6	12	18
Employee future benefits and others	(5)	—	(17)	(18)
	77	85	260	316
Changes in non-cash working capital components	18	93	(87)	56
	95	178	173	372
Investing activities
Investments in associates and joint ventures	(1)	(4)	(17)	(6)
Payments for property, plant and equipment	(57)	(57)	(193)	(182)
Proceeds from disposals of property, plant and equipment	1	2	15	5
Change in intangible and other assets	(16)	(2)	256	14
Cash acquired in (paid for) a business combination	(25)	(1)	9	(16)
	(98)	(62)	70	(185)
Financing activities
Bank loans and advances	3	(4)	8	(8)
Change in revolving credit facilities	194	(99)	114	(146)
Repurchase of senior notes	(257)	—	(257)	—
Increase in other long-term debt	—	29	11	40
Payments of other long-term debt	(18)	(16)	(47)	(47)
Settlement of derivative financial instruments	(3)	3	(12)	3
Issuance of common shares	3	1	4	1
Redemption of common shares	—	(1)	—	(9)
Dividends paid to non-controlling interests and acquisition of non-controlling interests	(19)	—	(24)	(1)
Dividends paid to the Corporation’s Shareholders	(4)	(3)	(15)	(15)
	(101)	(90)	(218)	(182)
Change in cash and cash equivalents during the period	(104)	26	25	5
Currency translation on cash and cash equivalents	1	(1)	2	(3)
Cash and cash equivalents - Beginning of period	192	37	62	60
Cash and cash equivalents - End of period	89	62	89	62

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2016.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation’s Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	440	336	1,652	1,370
Boxboard Europe	212	191	838	796
Specialty Products	161	156	703	620
Intersegment sales	(24)	(16)	(105)	(61)
	789	667	3,088	2,725
Tissue Papers	301	319	1,268	1,305
Intersegment sales and Corporate activities	(8)	(7)	(35)	(29)
	1,082	979	4,321	4,001

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	73	42	238	214
Boxboard Europe	19	11	67	51
Specialty Products	14	19	67	71
	106	72	372	336
Tissue Papers	12	30	90	139
Corporate	(14)	(19)	(72)	(62)
Operating income before depreciation and amortization	104	83	390	413
Depreciation and amortization	(59)	(50)	(215)	(192)
Financing expense and interest expense on employee future benefits	(24)	(22)	(97)	(93)
Loss on repurchase of long-term debt	(14)	—	(14)	—
Foreign exchange gain (loss) on long-term debt and financial instruments	(4)	(13)	23	22
Fair value revaluation gain on investments	—	—	315	—
Share of results of associates and joint ventures	3	7	39	32
Earnings before income taxes	6	5	441	182

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	37	25	65	51
Boxboard Europe	7	6	27	26
Specialty Products	15	7	32	26
	59	38	124	103
Tissue Papers	11	30	64	77
Corporate	8	5	19	26
Total acquisitions	78	73	207	206
Proceeds from disposals of property, plant and equipment	(1)	(2)	(15)	(5)
Capital-lease acquisitions	(4)	(1)	(11)	(18)
	73	70	181	183
Acquisitions for property, plant and equipment included in “Trade and other payables”
Beginning of period	11	10	25	19
End of period	(28)	(25)	(28)	(25)
Payments for property, plant and equipment net of proceeds from disposals	56	55	178	177

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affect its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure performance, compare the Corporation's results between periods and assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation's underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations, and some of them may arise in the future and may reduce the Corporation's available cash.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing and repurchase of long-term debt, some deferred tax asset provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”) which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation's ability to incur and service debt and as an evaluation metric.
•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.
•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.
•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.
•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.
•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate the financial leverage.
•	Net debt to adjusted OIBD ratio on a pro forma basis: Used to measure the Corporation's credit performance and evaluate the financial leverage on a comparable basis including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	Q4 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income	51	11	9	(6)	(20)	45
Depreciation and amortization	22	8	5	18	6	59
Operating income (loss) before depreciation and amortization	73	19	14	12	(14)	104
Specific items:
Impairment reversal	—	—	—	—	(2)	(2)
Restructuring costs	—	—	—	—	1	1
Unrealized loss on financial instruments	1	—	—	—	1	2
	1	—	—	—	—	1
Adjusted operating income (loss) before depreciation and amortization	74	19	14	12	(14)	105
Adjusted operating income (loss)	52	11	9	(6)	(20)	46

	Q3 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	50	5	10	9	(23)	51
Depreciation and amortization	19	9	5	13	7	53
Operating income (loss) before depreciation and amortization	69	14	15	22	(16)	104
Specific items :
Impairment charges	—	—	—	2	—	2
Restructuring costs	2	—	—	—	—	2
Unrealized loss (gain) on derivative financial instruments	1	—	—	—	(3)	(2)
	3	—	—	2	(3)	2
Adjusted operating income (loss) before depreciation and amortization	72	14	15	24	(19)	106
Adjusted operating income (loss)	53	5	10	11	(26)	53

	Q4 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income	28	3	14	12	(24)	33
Depreciation and amortization	14	8	5	18	5	50
Operating income (loss) before depreciation and amortization	42	11	19	30	(19)	83
Specific items:
Impairment reversal	—	—	(2)	—	—	(2)
Unrealized loss on financial instruments	1	—	—	—	—	1
	1	—	(2)	—	—	(1)
Adjusted operating income (loss) before depreciation and amortization	43	11	17	30	(19)	82
Adjusted operating income (loss)	29	3	12	12	(24)	32

Net earnings, as per IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

(in millions of Canadian dollars) (unaudited)	2017	2016	Q4 2017	Q3 2017	Q4 2016

Net earnings attributable to Shareholders for the year	507	135	57	33	4
Net earnings (loss) attributable to non-controlling interests	15	2	6	2	(1)
Provision for (recovery of) income taxes	(81)	45	(57)	19	2
Fair value revaluation gain on investments	(315)	—	—	(18)	—
Share of results of associates and joint ventures	(39)	(32)	(3)	(3)	(7)
Foreign exchange loss (gain) on long-term debt and financial instruments	(23)	(22)	4	(8)	13
Financing expense, interest expense on employee future benefits and loss on repurchase of long-term debt	111	93	38	26	22
Operating income	175	221	45	51	33
Specific items:
Gain on acquisitions, disposals and others	(8)	(4)	—	—	—
Inventory adjustment resulting from business acquisition	2	—	—	—	—
Impairment charges (reversals)	11	3	(2)	2	(2)
Restructuring costs	6	9	1	2	—
Unrealized loss (gain) on derivative financial instruments	(8)	(18)	2	(2)	1
	3	(10)	1	2	(1)
Adjusted operating income	178	211	46	53	32
Depreciation and amortization	215	192	59	53	50
Adjusted operating income before depreciation and amortization	393	403	105	106	82

The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

(in millions of Canadian dollars, except amounts per share) (unaudited)	NET EARNINGS					NET EARNINGS PER COMMON SHARE [1]
	2017	2016	Q4 2017	Q3 2017	Q4 2016	2017	2016	Q4 2017	Q3 2017	Q4 2016

As per IFRS	507	135	57	33	4	$5.35	$1.42	$0.60	$0.35	$0.04
Specific items:
Gain on acquisitions, disposals and others	(8)	(4)	—	—	—	$(0.06)	$(0.03)	—	—	—
Inventory adjustment resulting from business acquisition	2	—	—	—	—	$0.01	—	—	—	—
Impairment charges (reversals)	11	3	(2)	2	(2)	$0.08	$0.03	$(0.01)	$0.02	$(0.01)
Restructuring costs	6	9	1	2	—	$0.05	$0.06	$0.01	$0.01	—
Unrealized loss (gain) on derivative financial instruments	(8)	(18)	2	(2)	1	$(0.07)	$(0.14)	$0.01	$(0.01)	$0.01
Loss on repurchase of long-term debt	14	—	14	—	—	$0.10	—	$0.10	—	—
Unrealized gain on interest rate swaps	(2)	(1)	(2)	—	(1)	$(0.01)	$(0.01)	$(0.01)	—	$(0.01)
Foreign exchange loss (gain) on long-term debt and financial instruments	(23)	(22)	4	(8)	13	$(0.21)	$(0.19)	$0.04	$(0.08)	$0.12
Fair value revaluation gain on investments	(315)	—	—	(18)	—	$(3.85)	—	—	$(0.17)	—
Share of results of associates and joint ventures	(18)	7	—	—	1	$(0.15)	$0.05	—	—	$0.01
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(98)	5	(61)	10	(1)	$(0.52)	$0.02	$(0.60)	$0.08	—
	(439)	(21)	(44)	(14)	11	$(4.63)	$(0.21)	$(0.46)	$(0.15)	$0.12
Adjusted	68	114	13	19	15	$0.72	$1.21	$0.14	$0.20	$0.16
1	Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per common share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interests'' only include the effect of tax adjustments.

The following table reconciles cash flow from operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	2017	2016	Q4 2017	Q3 2017	Q4 2016
Cash flow from operating activities	173	372	95	18	178
Changes in non-cash working capital components	87	(56)	(18)	43	(93)
Depreciation and amortization	(215)	(192)	(59)	(53)	(50)
Net income taxes paid (received)	10	(10)	4	—	—
Net financing expense paid	99	89	11	40	4
Premium paid on long-term debt repurchase	11	—	11	—	—
Gain (loss) on acquisitions, disposals and others	8	4	—	—	(1)
Impairment reversals (charges) and restructuring costs	(11)	(4)	2	(2)	2
Unrealized gain (loss) on derivative financial instruments	8	18	(2)	2	(1)
Dividend received, employee future benefits and others	5	—	1	3	(6)
Operating income	175	221	45	51	33
Depreciation and amortization	215	192	59	53	50
Operating income before depreciation and amortization	390	413	104	104	83

The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow which is also calculated on a per share basis:

(in millions of Canadian dollars, except amount per common share or otherwise mentioned)	2017	2016	Q4 2017	Q3 2017	Q4 2016
Cash flow from operating activities	173	372	95	18	178
Changes in non-cash working capital components	87	(56)	(18)	43	(93)
Cash flow from operating activities (excluding changes in non-cash working capital components)	260	316	77	61	85
Specific items, net of current income taxes if applicable:
Restructuring costs	6	8	1	2	(1)
Premium paid on long-term debt repurchase	11	—	11	—	—
Adjusted cash flow from operating activities	277	324	89	63	84
Capital expenditures & other assets[1] and capital lease payments, net of disposals	(205)	(196)	(63)	(46)	(59)
Dividends paid	(20)	(16)	(4)	(5)	(3)
Adjusted free cash flow	52	112	22	12	22
Adjusted free cash flow per common share	$0.55	$1.18	$0.23	$0.13	$0.23
Weighted average basic number of common shares outstanding	94,680,598	94,709,048	94,744,841	94,718,891	94,487,211

1	Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	December 31, 2017	September 30, 2017	December 31, 2016
Long-term debt	1,517	1,575	1,530
Current portion of long-term debt	59	53	36
Bank loans and advances	35	33	28
Total debt	1,611	1,661	1,594
Less: Cash and cash equivalents	89	192	62
Net debt	1,522	1,469	1,532
Adjusted OIBD (last twelve months)	393	370	403
Net debt / Adjusted OIBD ratio	3.9	4.0	3.8
Net debt / Adjusted OIBD ratio on a pro forma basis[1]	3.6	3.6	N/A
1	Pro forma basis to add Greenpac adjusted OIBD for Q1 2017 and other business combinations completed for the LTM period ended December 31, 2017.

For further information:

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